Rule 425
                                              Filer:    UnionBanCal Corporation
                                              Issuer:   UnionBanCal Corporation
                                              Commission File Number: 001-15081




                                       FOR IMMEDIATE RELEASE (DECEMBER 19, 2001)
                                       -----------------------------------------
                            UBOC Contact:    Stephen L. Johnson   (415) 765-2761
                                             Joanne C. Curran     (213) 236-5017

                            First Western Contact:    Tony Palmer (805) 581-2800


                       UNION BANK OF CALIFORNIA TO ACQUIRE
                       -----------------------------------
                        SIMI VALLEY'S FIRST WESTERN BANK
                        --------------------------------

SAN FRANCISCO - UnionBanCal Corporation (NYSE:UB), parent company of Union Bank of California, N.A., and First Western Bank (OTCBB:FWSY) jointly announced today a definitive agreement for UBOC to acquire First Western in a transaction currently valued at $44.6 million.

Founded in 1981 and headquartered in Simi Valley, California, First Western has $217 million in assets, 155 employees, and operates seven branches in Ventura and Los Angeles counties, including three in Simi Valley and one each in Moorpark, Santa Paula, Fillmore and Chatsworth.

"This is a great fit for us," said Richard C. Hartnack, vice chairman of UBOC and head of community banking and investment services. "Our acquisition strategy is focused on improving franchise value by purchasing high quality institutions such as First Western and expanding in strong markets like Ventura County.

"First Western has a sterling reputation in its community and we look forward to working with its management team and employees," Hartnack continued. "We expect to provide First Western customers with a broader set of financial solutions for their business and personal needs while maintaining the comfortable banking relationships they presently enjoy with the staff of First Western."

The acquisition will provide UBOC entry into the economically desirable Ventura County market, adjacent to its already strong presence in Los Angeles County. Ventura County is the 12th most populous county in California and has median income levels well in excess of state and national averages. The county has a strong economic base including major industries such as agriculture, biotechnology, telecommunications, manufacturing and tourism. Ventura County's economy is benefited by a large and diverse labor pool, and is complemented by a strong educational system.

"As a hometown bank dedicated to the people and businesses of Ventura and Los Angeles counties, it's great to be joining a service-oriented organization like Union Bank of California," said Tony Palmer, First Western's President and Chief Executive Officer. Palmer, who will join UBOC and remain the senior manager of the acquired First Western offices, added: "We particularly appreciate the way Union Bank of California worked with us in this transaction. We are greatly impressed by their commitment to both support our community and our employees, and to continue delivering our hometown service."

First Western Bank customers will be offered a wide range of additional products and services, including mutual funds, trust services, annuities, retail brokerage, treasury services, trade finance and leasing.

UBOC will pay $20,750,000 in cash and 717,497 shares of UnionBanCal common stock for all of the common shares and unexercised options of First Western, subject to possible adjustment for changes in the share price of UnionBanCal's common stock. Based on the average closing share price of UnionBanCal stock for ten days prior to close, if the share price of UnionBanCal is below $24.58, shares will be added to maintain the value of the total shares at $17,637,500, up to a maximum of 881,875 shares. If the share price of UnionBanCal common stock is above $33.26, shares will be subtracted to maintain the value of the total shares at $23,862,500. The transaction will be accounted for as a purchase and is expected to be accretive to cash earnings per share in 2002.

The transaction is valued at $33.65 per fully diluted share of First Western common stock, based on UnionBanCal's closing price on December 18, 2001 of $38.38. First Western shareholders may elect to receive cash, stock or a combination of both. However, their elections may have to be pro-rated to ensure that between 45% and 53.5% of the total consideration is paid in UnionBanCal common stock. UnionBanCal common stock received by First Western shareholders is expected to qualify as a tax-free exchange.

The transaction has been approved by the directors of First Western Bank, Union Bank of California, N.A., and UnionBanCal Corporation and is expected to be completed during the second quarter of 2002, subject to the approval of First Western shareholders and banking regulators.

Based in San Francisco, Union Bank of California is the primary subsidiary of UnionBanCal Corporation (NYSE: UB), a bank holding company with assets of $35.2 billion at September 30, 2001. Union Bank of California is the third largest commercial bank in California with 244 banking offices in California, six banking offices in Oregon and Washington and 15 international facilities. The company's website is located at www.uboc.com.
                                ------------

                                      # # #

The following appears in accordance with the Private Securities Litigation Reform Act: This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by looking at the fact that they do not relate strictly to historical or current facts.

Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, government policies and regulations (including monetary and fiscal policies), legislation, economic conditions, including increased energy costs in California, credit quality of borrowers, operational factors, competition in the geographic and business areas in which the

Company conducts its operations, continuing developments involving the California energy situation, and global political and general economic conditions related to the terrorist attacks on September 11, 2001, and their aftermath. A complete description of the Company, including related risk factors, is discussed in the Company's public filings with the Securities and Exchange Commission, which are available by calling (415) 765-2969 or online at http://www.sec.gov. All forward-looking statements included in this press
------------------
release are based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement.

Shareholders of First Western and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which UnionBanCal and First Western will file with the SEC in connection with the proposed merger because it will contain important information about UnionBanCal, UBOC and First Western, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters.] After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from UBOC and First
                                ------------------
Western, by contacting:


o        Jack Rice, Vice President, UBOC Investor Relations, (415) 765-2998
o Susan Deese, Vice President, First Western Bank (805) 581-2800, extension 1135